EXHIBIT 99.1


Seabridge Gold Enters Into Letter of Intent to Sell Nevada Properties

     o    Press Release

     o    Source: Seabridge Gold Inc.

     o    On 10:17 am EST, Thursday December 3, 2009

TORONTO, CANADA--(Marketwire - 12/03/09) - Seabridge Gold (TSX:SEA -
News)(AMEX:SA - News) reports that it has entered into a non-binding Letter of Intent to sell all of its interests in certain Nevada exploration properties, including Seabridge's Castle-Black Rock Project, to Constitution Mining Corp. for consideration exceeding US$7 million consisting of: (i) staged payments of US$3.0 million in cash; (ii) a US$1.0 million convertible debenture; and (iii)
3.0 million common shares of Constitution Mining. Closing of the transaction (expected on or about January 22, 2010) is subject to completion of final due diligence by Constitution, regulatory approval and execution of a binding definitive agreement. A previous agreement to sell these properties to another party for US$5 million has expired.

The US$3.0 million in cash is payable as follows: US$200,000 immediately, US$800,000 on Closing of the sale of the properties, US$1.0 million on February 28, 2010 and the obligation to pay the final US$1.0 million will arise under a secured promissory note due on the first anniversary of Closing together with accrued interest at 8% per year.

The US$1.0 million two-year debenture is due on the second anniversary of Closing and accrues interest at 8% per year payable quarterly. The debenture can be redeemed by Constitution at any time prior to maturity upon payment of US$1.25 million. If not redeemed, the debenture and any accrued interest are convertible by Seabridge into common shares of Constitution at US$1.00 per share.

Constitution's obligations under the promissory note and the debenture will be secured by the properties.

The 3.0 million common shares of Constitution will be issued as follows:
1.0 million common shares on Closing, and an additional 2.0 million common shares on February 28, 2010 but held in escrow and released to Seabridge on the third anniversary of Closing or upon confirmation that the properties host a measured and indicated gold resource of 1.0 million ounces or greater, whichever is earlier.

Constitution Mining is a publicly-traded exploration company with large holdings of alluvial gold deposits in the Gold Sands district of Peru. The Company is currently engaged in a program of pitting and test-mining to determine the feasibility of large-scale mining of this resource.

Seabridge holds a 100% interest in several North American gold resource projects. The Company's principal assets are the KSM property located near Stewart, British Columbia, Canada and the Courageous Lake gold project located in Canada's Northwest Territories. For a breakdown of Seabridge's mineral resources by project and resource category please visit the Company's website at http://www.seabridgegold.net/resources.php.

All resource estimates reported by the Corporation were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Statements relating to the estimated or expected future production and operating results and costs and financial condition of Seabridge, planned work at the Corporation's projects and the expected results of such work are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by words such as the following: expects, plans, anticipates, believes, intends, estimates, projects, assumes, potential and similar expressions. Forward-looking statements also include reference to events or conditions that will, would, may, could or should occur. Information concerning exploration results and mineral reserve and resource estimates may also be deemed to be forward-looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. These forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable at the time they are made, are inherently subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from logistical, technical or other factors; the possibility that results of work will not fulfill projections/expectations and realize the perceived potential of the Corporation's projects; uncertainties involved in the interpretation of drilling results and other tests and the estimation of gold reserves and resources; risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of environmental issues at the Corporation's projects; the possibility of cost overruns or unanticipated expenses in work programs; the need to obtain permits and comply with environmental laws and regulations and other government requirements; fluctuations in the price of gold and other risks and uncertainties, including those described in the Corporation's Annual Information Form filed with SEDAR in Canada (available at www.sedar.com) for the year ended December 31, 2008 and in the Corporation's Annual Report Form 20-F filed with the U.S. Securities and Exchange Commission on EDGAR (available at www.sec.gov/edgar.shtml). Forward-looking statements are based on the beliefs, estimates and opinions of the Corporation's management or its independent professional consultants on the date the statements are made.

ON BEHALF OF THE BOARD

Rudi Fronk, President & C.E.O.

Contact:

Contacts:
Seabridge Gold Inc.
Rudi P. Fronk
President and C.E.O.
(416) 367-9292
(416) 367-2711 (FAX)
info@seabridgegold.net
www.seabridgegold.net/resources.php.